Exhibit 99.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2004

PREFERRED STOCK DIVIDENDS:

Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3957
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6043
Pre-Tax Preferred Stock Dividends	$2,184

FIXED CHARGES:

Interest Expense	$44,518
Amortization of Debt Premium, Discount and Expense	518
Interest Component of Rentals	434

Total Fixed Charges	45,470
Pre-Tax Preferred Stock Dividends	2,184

Total Fixed Charges and Preferred Stock Dividends	$47,654

EARNINGS:

Net Income before Dividends on Preferred Stock	$91,192
Add:
Income Taxes Applicable to Utility Operating Income	60,460
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(756)
Total Fixed Charges	45,470

Total Earnings	$196,366

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.1